Exhibit 99.2

June 28, 2024

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PARTICIPATION STRONGLY ENCOURAGED!

Re: MIND Technology, Inc. – Special Meeting of Preferred Stockholders Adjourned to July 11, 2024.

Dear Preferred Stockholder,

We have been trying to reach you on behalf of MIND Technology, Inc., regarding an important matter pertaining to the Special Meeting of Preferred Stockholders that has been adjourned to July 11, 2024, to afford stockholders of record additional time to vote on the “Preferred Stock Proposal” and the “Adjournment Proposal”.

Please contact us at your earliest convenience by calling 1-833-795-8497 between the hours of 9:00am and 10:00pm Eastern time, Monday through Friday and Saturday and Sunday from 10:00am to 6:00pm or please scan the QR Code below and follow the prompts provided to vote your account.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

Gina Balderas

Operations Manager

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